FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Rare Element Resources Ltd.
410 - 325 Howe Street
Vancouver, British Columbia
V6C 1Z7

(the "Company")

Telephone Number: 604-687-3520

Item 2 Date of Material Change

September 28, 2010

Item 3 News Release

The news release was disseminated on September 28, 2010 through Marketwire.

Item 4 Summary of Material Change

The Company announced the results of a Scoping Study on the rare-earth resources delineated on its 100% owned Bear Lodge project, located in northeastern Wyoming, USA.

Item 5 Full Description of Material Change

Please see the attached news release.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, contact:

Mark Brown, Chief Financial Officer
Telephone: (604) 687-3520